Exhibit 99.1

Focus Media Reports Fourth Quarter and Full Year 2008 Results

SHANGHAI, China, March 23, 2009 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest digital media group, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2008.

Basis of Presentation

On December 9, 2008, Focus Media (the “Company”) announced the restructuring of its CGEN in-store advertising network and the termination of its remaining wireless advertising (interactive marketing) business. Subsequently, on December 22, 2008, the Company announced the sale to SINA Corporation of substantially all of the assets of its out-of-home digital networks, including LCD display networks, Poster Frame networks and In-Store networks. As a result of the above transactions, these lines of businesses have been accounted as discontinued operations in accordance with US GAAP in the financial statements that accompany this press release.  Certain results for the total company, however, have been provided to assist the readers in understanding the overall results of the Company relative to the guidance for the fourth quarter of 2008 that was provided by the Company on November 10, 2008.  As such, the term “Total Company” as used in this press release includes both continuing and discontinued operations of the Company.

Highlights for Fourth Quarter 2008:

● Total Company net revenue was $192.1 million, declining 15% from $224.8 million for the third quarter of 2008 and meeting the company’s previous guidance for the fourth quarter of 2008 of between $190 million and $200 million.

● Net loss was $800.3 million or -$6.22 per fully diluted ADS, compared to net income of $51.3 million for the third quarter of 2008 or $0.38 per fully diluted ADS.

● Non-GAAP net income was $50.0 million or $0.39 per fully diluted ADS, declining 30% from $71.4 million in the third quarter of 2008 or $0.53 per fully diluted ADS and below the Company’s previous guidance for the fourth quarter of 2008 of between $60 million and $61 million.

● Continuing operations net revenue was $87.2 million and net loss from continuing operations was $422.2 million; Non-GAAP net income from continuing operations was $7.3 million.

● Discontinued operations net revenue was $104.9 million and net loss from discontinued operations was $378.1 million; Non-GAAP net income from discontinued operations was $42.7 million.

Highlights for the Full Year 2008:

● Total Company net revenue was $790.2 million for the full year 2008, as compared to $506.6 million for the full year 2007.

● Continuing operations net revenue was $369.6 million.

● Non-GAAP net income was $221.9 million for the full year 2008, as compared to $190.6 million for the full year 2007.

● ●	Net loss from continuing operations was $414.9 million. Net loss from discontinued operations was $353.5 million.

● Net loss was $768.5 million for the full year 2008, as compared to net income of $144.4 million for full year 2007.

Jason Jiang, Chairman and Chief Executive Officer of Focus Media said, “The fourth quarter 2008 was particularly challenging period to Focus Media.  During the quarter, we incurred significant non-cash restructuring and impairment charges due to severe adverse changes in macro and micro business environments.  However, our core business has held relatively well.  Though we saw revenue in fourth quarter declined 15% to $192 million from $224.8 million of third quarter 2008, we have significantly improved our account receivable collection and as a result, our account receivable balance has dropped to $278.8 million as of December 31, 2008 from $346.3 million as of September 30, 2008.”

Fourth Quarter and Full Year 2008 balance sheet results

● Cash and cash equivalents for Total Company were $422.9 million as of December 31, 2008, a 13% increase from $373.2 million as of September 30, 2008.

● ●	Cash and cash equivalents for continuing operations were $142.4 million as of December 31, 2008. Cash and cash equivalents for discontinued operations were $280.5 million as of December 31, 2008.

● Account receivable for Total Company was $278.9 million as of December 31, 2008, a 19% decline from $346.3 million as of September 30, 2008, mainly attributable to the improved accounts receivable collection and disposal of CGEN business.

● ●	Account receivable for continuing operations was 135.3 million as of December 31, 2008. Account receivable for discontinued operations was 143.6 million as of December 31, 2008.

To assist the readers in understanding the overall financial position of Total Company, the summary of balance sheet results as of December 31, 2008 are listed as follows:

		Discontinued operations	Total Company
	Continuing operation	(Asset Held for Sale)	(Non-GAAP)
Cash & Bank Balance	142,434	280,481	422,915
Account receivables, net	135,270	143,582	278,852
Other current assets	62,821	42,982	105,803
Total Assets	466,099	1,066,195	1,532,294
Account payables	(67,905)	(16,621)	(84,526)
Total current liabilities	(158,125)	(158,281)	(316,406)
Total liabilities	(169,706)	(160,240)	(329,946)

Fourth Quarter 2008 financial results

For the fourth quarter of 2008, Total Company net revenue was $192.1 million, a 15% decline compared to $224.8 million for the third quarter of 2008.

Advertising revenue from LCD display network was $65.3 million for the fourth quarter of 2008, an 18% decline from $79.6 million for the third quarter of 2008.

Advertising revenue from our in-elevator poster frame network was $39.2 million for the fourth quarter of 2008, an 11% decline from $44.0 million for the third quarter of 2008.

As of December 31, 2008, the total installed base of LCD displays and digital frames in our commercial location network was 128,033 nationwide, including 122,597 displays through our directly owned networks, and 5,436 displays through our regional distributors. The total number of non-digital frames available for sale on our in-elevator poster frame network was 290,169 as of December 31, 2008. In addition, as of December 31, 2008, we had 34,195 digital frames installed in our poster frame network.

Advertising revenue from the movie theater and outdoor billboard networks was $21.6 million in the fourth quarter of 2008, representing a 10% increase from 19.6 million in the third quarter of 2008.

Internet advertising service revenue was $62.4 million for the fourth quarter of 2008, a 12% decline from $70.8 million for the third quarter of 2008.

Total Company Non-GAAP gross profit for the fourth quarter of 2008 was $87.9 million, representing a 24% decline from $116.2 million for the third quarter of 2008, mainly attributable to 15% sequential decline in revenue.

Non-GAAP gross profit for the LCD display network for the fourth quarter of 2008 was $43.9 million, representing a 23% decline from $56.9 million for the third quarter of 2008.

Non-GAAP gross profit for the poster frame network for the fourth quarter of 2008 was $23.8 million, representing a 20% decline from $29.8 million for the third quarter of 2008.

Non-GAAP gross profit for the movie theater and outdoor billboard networks for the fourth quarter of 2008 was $7.3 million, representing a 3% increase from $7.1 million for the third quarter of 2008.

Non-GAAP gross profit from our internet advertising services for the fourth quarter of 2008 was $12.3 million, representing a 27% decline from $16.8 million for the third quarter of 2008.

Non-GAAP net income for the fourth quarter of 2008 was $50.0 million, compared to $71.4 million for the third quarter of 2008.

As of December 31, 2008, the Company had repurchased approximately 2.6 million Focus Media ADRs with about $48 million in the open market under our previously announced share repurchase program.

Business Outlook for First Quarter 2009

The Company provides the following guidance with respect to the fiscal quarter ending March 31, 2009:

— Net revenues from continuing operations are expected to be no less than $55.5 million;

— Net revenues from discontinued operations are expected to be no less than $65.7 million.

Announced Merger

On December 22, 2008, the Company announced that it entered into a definitive agreement with SINA Corporation (“SINA”) to sell substantially all of the assets of Focus Media’s digital out-of-home advertising networks, including the LCD display network, poster frame network and certain in-store network. The transaction is subject to customary closing conditions and certain regulatory approvals and is expected to be completed in the first half of 2009. Under the terms of the agreement, upon closing, SINA will issue 47 million newly issued ordinary shares to the Company as consideration for the acquired assets. The Company will then distribute the SINA shares to its shareholders shortly after the closing.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the Company also provides Non-GAAP financial measures, including Non-GAAP gross profit, Non-GAAP net income and Non-GAAP earnings per fully diluted ADS, all excluding non-cash share-based compensation, acquired intangible asset amortization expense resulting from acquisitions, impairment charges of goodwill, acquired intangible assets and fixed assets, loss from restructuring of CGEN in-store networks and termination of wireless business and disposal of other subsidiaries and affiliates and write-off of consideration receivables resulting from disposal of previously acquired subsidiaries, back to their original shareholders. The Company believes that these Non-GAAP financial measures provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with Non-GAAP results in the attached financial information. The Company believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing the performance of Focus Media and when planning and forecasting future periods. The Company computes its Non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to Non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of GAAP to Non-GAAP
(U.S. Dollar in thousands, except percentages, share and per-share data)
(Unaudited)

Reconciliation of GAAP gross profit, operating income and net income to Non-GAAP gross profit, operating income and net income.

	Three months ended December 31, 2008
	GAAP	(1)	(2)	(3)	(4)	(5)	Tax effect	Non-GAAP
Gross profit -continuing operation	16,578	—	3,446	—	(248)	—	—	19,776
Gross profit -discontinued operation	64,717	314	3,126	—	—	—	—	68,157
Operating income (loss) -continuing operation	(423,440)	5,261	6,519	222,587	193,792	436	—	5,155
Operating income (loss) -discontinued operation	(356,984)	7,383	4,092	394,934	—	365	—	49,790
Net income (loss) -continuing operation	(422,213)	5,261	6,519	222,587	194,297	860	—	7,311
Net income (loss) -discontinued operation	(378,056)	7,383	4,092	394,934	13,941	1,340	(914)	42,720

Net income (loss)	(800,269)	12,644	10,611	617,521	208,238	2,200	(914)	50,031

	Full year ended December 31, 2008
Net income (loss)	(768,466)	42,499	40,981	617,521	288,121	2,200	(914)	221,942

(1). Stock-based compensation
(2). Amortization of acquired intangible assets
(3). Impairment charges of goodwill, acquired intangible assets and fixed assets
(4). Loss from restructuring of CGEN in-store networks and termination of wireless business and disposal of other subsidiaries and affiliates
(5). Write-off of consideration receivables resulting from disposal of previously acquired subsidiaries back to their original shareholders.

TODAY’S CONFERENCE CALL

The Company will host a conference call to discuss the fourth quarter and full year 2008 results at 9:00 p.m. U.S. Eastern Time on March 23, 2009 (6:00 p.m. U.S. Pacific Time on March 23, 2009 and 9:00 a.m. Beijing/Hong Kong Time on March 24, 2009). The dial-in details for the live conference call are set forth below: U.S. Toll Free Number+1.866.713.8310, Hong Kong dial-in number +852.3002.1672, International dial-in number +1.617.597.5308; Pass code: 21201367.

A replay of the call will be available from March 23, 2009 11:00 PM until March 30, 2009 (US Eastern Time). The dial-in details for the replay are set forth below: U.S. Toll Free Number+1-888-286-8010, International dial-in number +1-617-801-6888; Pass code 14560416. Additionally, a live and archived web cast of this call will be available on the Focus Media web site at http://ir.focusmedia.cn .

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard and Internet advertising platforms. As of December 31, 2008, Focus Media’s digital out-of-home advertising network had approximately 128,000 LCD display and digital frames in its commercial location network and approximately 324,000 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China, and approximately 260 outdoor LED billboard displays in Shanghai and Beijing. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

Investor and Media contact:

Jing Lu
Tel: +86 21 32124661 (x 6607)
Email: ir@focusmedia.cn

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in Thousands)
December 31, 2008
Assets
Cash & Bank Balance	142,434
Account receivables, net	135,270
Inventories	25
Prepaid Expenses & Other Current Assets	15,117
Deposit paid for acquisition of subsidiaries	29,676
Amount Due from Related Parties	7,913
Rental Deposit — current	10,090
Assets held for sale-current	467,046
TOTAL CURRENT ASSETS	807,571
Rental Deposit – non current	133
Property, Plant & Equipment, net	6,292
Intangible Assets, net	77,713
Goodwill	30,700
Other Long Term Assets	10,736
Assets held for sales-non current	599,149
TOTAL ASSETS	1,532,294

Account payables	67,905
Accrued Expenses & Other Current Liabilities	61,911
Income Tax Payable	12,622
Amount due to related parties	15,687
Liabilities held for sale-current	158,281

Current Liabilities	316,406
Liabilities held for sale-non current	1,959
Deferred Tax Liabilities-non current	11,581
TOTAL LIABILITIES	329,946

Minority interest	2,106
Share capital
Ordinary Share & Additional Paid in Capital	1,659,865
Retained Earnings	(529,879)
Accumulated Other Comprehensive Income	70,256
Total Shareholder’s Equity	1,200,242

TOTAL LIABILITIES & EQUITY	1,532,294

Focus Media Holding Limited
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except Earning per ADS and ADS data)
	Three months ended	Year ended
	December 31, 2008	December 31, 2008
Revenues
Movie Theater & Outdoor Billboard network	22,380	80,023
Internet advertising	64,622	264,927
Others	3,428	40,441

Total gross revenues	90,430	385,391
Business Tax	3,272	15,837

Net revenue	87,158	369,554

Cost of revenues
Movie Theater & Outdoor Billboard network	14,399	53,432
Internet advertising	50,128	192,643
Others	2,606	25,024
Amortization of acquired intangible assets	3,447	13,947

Total cost of revenues	70,580	285,046

Gross profit	16,578	84,508
Operating expenses
General and administrative	16,750	47,661
Selling and marketing	10,253	34,680
Impairment loss	222,587	222,536
Loss from CGEN restructuring	190,466	190,466
Other operating income	(38)	(340)

Total operating expenses	440,018	495,003

Operating loss	(423,440)	(410,495)
Non-operating expenses	4,119	1,750

Loss from continuing operations before income taxes and minority interest	(427,559)	(412,245)

Provision from income taxes	3,078	(2,804)
Minority interest	2,268	107

Net Loss from continuing operations	(422,213)	(414,942)

Net Loss from discontinued operations, net of tax	(378,056)	(353,524)

Net Loss	(800,269)	(768,466)

Loss per ADS from continuing operations -basic & diluted	(3.28)	(3.22)
Loss per ADS from discontinued operation -basic & diluted	(2.94)	(2.74)
Loss per ADS-basic & diluted	(6.22)	(5.96)
Shares used in calculating basic and diluted loss per ADS	128,607,842	128,880,565

Focus Media Holding Ltd.
Total Company Non-GAAP Gross Profit
(U.S. Dollar in thousands)
(Unaudited)
	Three months ended
	December 31, 2008	September 30, 2008
Net Revenue - Continuing Operations
Movie Theater & Outdoor Billboard network (a)	21,646	19,609
Internet advertising (b)	62,406	70,767
Others	3,106	9,704
Net Revenue — Discontinued Operations
LCD display network (c)	65,295	79,649
Poster Frame network (d)	39,227	43,961
Others	381	1,123

Total Company Non-GAAP net revenues	192,061	224,813
Adjusted Cost of Revenue — Continuing Operations (Non-GAAP–Note)
Movie Theater & Outdoor Billboard network (e)	14,399	12,554
Internet advertising (f)	50,128	54,015
Others	2,606	4,488
Adjusted Cost of Revenue — Discontinued Operations (Non-GAAP-Note)
LCD display network (g)	21,322	22,714
Poster Frame network (h)	15,398	14,148
Others	275	697

Total Company Non-GAAP Cost of Revenue	104,128	108,616

Total Company Non-GAAP Gross Profit	87,933	116,197

Non-GAAP Gross profit  Movie theatre & outdoor billboard network (a-e) (Note)
Non-GAAP Gross profit Internet advertising (b-f) (Note)
Non-GAAP Gross profit LCD display network (c-g) (Note)
Non-GAAP Gross profit Poster Frame network (d-h) (Note)

Note: the amounts do not include amortization of acquired intangible assets and loss from restructuring of CGEN in-store networks of $3,446 and $248 for continuing operations, amortization of acquired intangible assets and share based compensation of $3,440 for discontinued operations for the three months ended December 31, 2008, and amortization of acquired intangibles and share based compensation of $2,604 and $3,894 for continuing and discontinued operations for the three months September 30, 2008, respectively.